SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Introduces Billing and Workflow Management with new Version of RapidSure

Enhancements also include functionality, integration of new tools, and technology upgrades

Orlando, FL – MAY 15, 2012 – At the ACORD LOMA Insurance Systems Forum, Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, today announced the introduction of the latest version of RapidSure Policy Administration System. Components of RapidSure 8.0 have already been pre-released to existing clients.

This release of RapidSure introduces a fully integrated and comprehensive billing component along with advanced Business Process Management (BPM) capability. This is part of the Sapiens roadmap commitment to deliver a full suite to the North American P&C market.

RapidSure client and an early user of Version 8.0, Alfred Goxhaj, CIO with Philadelphia Insurance, said, "The utilization of a standard open source workflow engine and toolset allows Sapiens’ RapidSure to deliver the robustness and flexibility insurance companies require to automate their work processes across their organization."

Enhancements and new capabilities offered with RapidSure Version 8.0 include:

•	Fully integrated Billing module;
•	Business Process Management workflow tools and process monitors;
•	Improved automated underwriting tools;
•	Greater configuration capabilities, offering carriers more control of automated rules, workflow and business process management, and the ability to quickly adapt to changing market, regulatory and business requirements;
•	Enhanced on-line document production capabilities;
•	Premium audit transactions for all lines of business;
•	Subscription (co-insurance) policy tracking;
•	Risk accumulation and aggregation mapping tools; and
•	Upgraded user interface tools and technology.

Commenting on the new RapidSure release, Dan Sobotincic, President, Sapiens North America P&C division, said, “Our continued investment in RapidSure has enabled us to offer the new capabilities with 8.0 and provide even greater RapidSure value to our clients. We are especially excited to offer the new Billing and BPM capabilities, which positions RapidSure as one of the most advanced solution.”

Mr. Roni Al-Dor, President & CEO of Sapiens stated: “We continue to invest in RapidSure to deliver to the P&C market the most advanced software solutions. We work closely with our customers and with the industry analysts to further develop our roadmap and deliver leading edge solutions of this market.”

RapidSure is a component-based insurance software solution, designed specifically to meet the business requirements of Property and Casualty insurance providers in North America. The system is architected to be “future-proof” through a technology design which enables easy upgrades and integration of new technologies as they become available. The system provides a highly personalized user experience through the use of portal technology and dynamic user interface components, and is able to support all distribution channels (i.e. direct to consumer, broker, agent, MGA, etc.)

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: 1-877-554 2425

E-mail: osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: May 15, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer